EXHIBIT 21.1

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization

B264 GmbH	Germany
Base7booking.com Sarl	Switzerland
myhotelshop GmbH	Germany
TGO (Thailand) Limited	Thailand
trivago Hong Kong Limited	Hong Kong
trivago Services B.V.	The Netherlands
Trivago (Shanghai) Information Consulting Co. Limited	China
trivago Spain S.L.U.	Spain